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        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Laureate Education, Inc. [NASDAQ: LAUR]. The Offer (as defined below) is made solely by the Offer to Purchase dated June 8, 2007, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchasers (as defined below) may, in their discretion, take such action as they deem necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchasers.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

LAUREATE EDUCATION, INC.

at

$62.00 Net Per Share

by

L CURVE SUB INC.

AND

M CURVE SUB INC.,
direct subsidiaries of

WENGEN ALBERTA, LIMITED PARTNERSHIP

        L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), are offering to purchase, at a price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law (the "Offer Price"), all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc., a Maryland corporation (the "Company"), on the terms and subject to the conditions specified in the Offer to Purchase, dated June 8, 2007 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer" described herein).

        Stockholders of record whose Shares are registered in their own names and who tender their Shares directly to American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares in connection with the Offer. Stockholders of the Company who hold their Shares through brokers, dealers, banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares. The Purchasers are offering to acquire all of the Shares as a first step to Parent acquiring all of the outstanding Shares. Following the purchase of the Shares in the Offer, the Purchasers and the Company intend to complete the Merger (as defined below) to enable Parent to acquire all of the outstanding Shares that are not tendered to and accepted for payment by the Purchasers in the Offer.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 6, 2007, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

        The offer is subject to, among other things, (i) the condition that there shall have been validly tendered and not withdrawn before the offer expires a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the Expiration Date (as defined below) of the Offer (the "Minimum Condition") and (ii) the condition that the debt financing arranged by Purchasers to fund the Offer be available for borrowing in connection with the consummation of the Offer, and that the lenders of the financing arranged by Purchasers to fund the Merger shall not have notified Parent or the Purchasers that any portion of such financing will not be available at the effective time of the Merger (the "Effective Time"), in either case on the terms and conditions set forth in the debt financing commitments arranged in connection with the Offer and the Merger or on terms and conditions that are no less favorable, in the aggregate, to Parent and the Purchasers, as determined in the reasonable judgment of Parent.

        The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007 (the "Merger Agreement"), by and among Parent, L Curve and the Company, pursuant to which, after the Offer is consummated and subject to the terms and conditions of the Merger Agreement, L Curve will merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Maryland General Corporation Law with the Company as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct subsidiary of Parent. At the Effective Time, each outstanding Share (except for Shares owned by Parent or its subsidiaries immediately prior to the Effective Time) will be converted into and represent the right to receive the offer price in cash, without interest and less any applicable withholding taxes.

        The board of directors of the Company, on the unanimous recommendation of a special committee of the board of directors, has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their Shares into the Offer, and approve the Merger and the Merger Agreement.

        On the terms of and subject to the conditions of the Offer, promptly after the Expiration Date, the Purchasers will accept for payment and pay for, all Shares validly tendered in the Offer and not properly withdrawn on or prior to the Expiration Date. For purposes of the Offer, the Purchasers will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchasers give oral or written notice to the Depositary, as agent for the tendering stockholders, of the Purchasers' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchasers and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address as set forth in the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the

Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.

        Under no circumstance will interest be paid on the Offer Price, regardless of any extension of or amendment to the Offer or any delay in making payment.

        For purposes of the Offer and as used herein and in the Offer to Purchase, the term "Expiration Date" means 12:00 midnight, New York City time, on Friday, July 6, 2007, unless the Purchasers shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchasers, shall expire. The Purchasers, in their sole discretion, may extend the Offer for one or more periods. If requested by the Company, the Purchasers will extend the Offer from time to time in increments of up to 5 business days (i) if the only condition to the Offer that has not been satisfied as of the scheduled Expiration Date is the Minimum Condition, except that Purchasers will not be required to extend the Offer due to this event beyond August 7, 2007, or (ii) if as of any scheduled Expiration Date, there is any restraint in effect which prohibits, restrains or renders illegal the consummation of the Offer or the Merger, unless the applicable restraint has become final and non-appealable. In no event will the Purchasers be required to extend the Offer beyond September 21, 2007.

        If the Purchasers extend the Offer, the Purchasers will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Shares of the Company's common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in "The Tender Offer—Section 4. Withdrawal Rights" of the Offer to Purchase at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchasers pursuant to the Offer, may also be withdrawn at any time after August 6, 2007.

        For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock," any notice of withdrawal must specify the name and number of the account at The Depository Trust Company ("DTC") to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by again following one of the procedures described in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock" of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchasers in their sole discretion, whose determination will be final and binding. None of the Purchasers, the Dealer Managers for the Offer, the Depositary, the Information Agent for the Offer or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        In addition, the Purchasers, in their sole discretion, may elect to extend the Offer for a "subsequent offering period" of 3 business days to 20 business days in length in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to the Purchasers in exchange for the Offer Price on the same terms that applied to the Offer. The subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Purchasers will accept for payment, and pay for, any Shares that are validly tendered during a subsequent offering period, if provided, promptly after any such Shares are validly tendered during such subsequent offering period. Holders of Shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.

        The Company has provided the Purchasers with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The sale of Shares for cash in the Offer or the conversion of Shares into the right to receive cash in the Merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, a U.S. holder whose Shares are sold pursuant to the Offer or are converted into the right to receive cash in the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such Shares (determined before the deduction of any applicable withholding taxes) and the stockholder's adjusted tax basis in such Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). A summary of the U.S. federal income tax consequences of the Offer and the Merger is described in "The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations" in the Offer to Purchase.

        Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder's status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

        Parent, on behalf of the Purchasers, has expressly reserved the right to amend or make changes in the terms of and conditions to the Offer, provided that, without the prior written consent of the Company, Parent shall not do any of the following: (i) decrease the Offer Price or change the form of consideration to be paid in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) amend or waive satisfaction of the Minimum Condition except to decrease the Minimum Condition to a number of Shares which is not less than the number of such Shares that, when added to the number of Shares beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by Parent, any of its partners or any of their respective affiliates, and any person that is party to the voting agreement described in the Offer to Purchase, represents a majority of the outstanding Shares; (iv) impose additional conditions on the Offer; or (v) amend any other term of the Offer in any manner adverse to the holders of Shares.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at the Purchasers' expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares (other than the Dealer Managers and the Information Agent as described in the Offer to Purchase).

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Fl
New York, NY 10022
Stockholders Call Toll-Free at: (877) 717-3922
Banks and Brokers Call Collect at: (212) 750-5833

The Dealer Managers for the Offer are:

Goldman, Sachs & Co.	Citigroup Global Markets Inc.
85 Broad Street New York, NY 10004 Contact: (800) 323-5678	Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, NY 10013 Contact: (877) 531-8365

June 8, 2007

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Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of LAUREATE EDUCATION, INC. at $62.00 Net Per Share by L CURVE SUB INC. AND M CURVE SUB INC., direct subsidiaries of WENGEN ALBERTA, LIMITED PARTNERSHIP